File No. 70-10294

UNITED STATES SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
FORM U-1/A
AMENDMENT NO. 5
TO THE
APPLICATION-DECLARATION
UNDER
THE PUBLIC UTILITY HOLDING COMPANY ACT OF 1935

Exelon Corporation	Public Service
(and the Subsidiaries listed on the	Enterprise Group Incorporated
Signature Page hereto)	(on behalf of the Subsidiaries listed
10 South Dearborn Street	on the Signature Page hereto)
37th Floor	80 Park Plaza
Chicago, IL 60603	Newark, New Jersey 07102
(Name of companies filing this statement and address of principal executive office)
Exelon Corporation
(Name of top registered holding company)

Randall E. Mehrberg	R. Edwin Selover
Executive Vice President and	Senior Vice President and
General Counsel	General Counsel
Exelon Corporation	Public Service Enterprise Group
10 South Dearborn Street	Incorporated
37th Floor	80 Park Plaza
Chicago, IL 60603	Newark, New Jersey 07102
(Name and address of agent for service)
The Commission is requested to send copies of all notices, orders and communications in connection with this Application-Declaration to:

Scott N. Peters	Tamara L. Linde
Constance W. Reinhard	Jason A. Lewis
Exelon Corporation	PSEG Services Corporation
10 South Dearborn Street, 35 th Floor	80 Park Plaza
Chicago, Illinois 60603	Newark, New Jersey 07101
312-394-3604	973-430-8058

Joanne C. Rutkowski	Timothy M. Toy
Baker Botts L.L.P.	Bracewell & Giuliani LLP
1299 Pennsylvania Ave., NW	1177 Avenue of the Americas
Washington, DC 20004	New York, NY 10036-2714
202-639-7785	212-508-6118

William J. Harmon
Jones Day
77 West Wacker, Suite 3500
Chicago, Illinois 60601
312-782-3939

     Applicants hereby provide the following supplemental information in File No. 70-10294:

Item 1. Description of Proposed Transaction
Item 6. Exhibits and Financial Statements
SIGNATURES
Response to Staff Questions

Item 1. Description of Proposed Transaction.
A.	Approval of the Pennsylvania Public Utility Commission
     On January 27, 2006, the Pennsylvania Public Utility Commission (“PaPUC”) voted unanimously to approve the merger (“Merger”) between Exelon Corporation (“Exelon”) and Public Service Enterprise Group Incorporated (“PSEG”), finding that the combination “is in the public interest and provides substantial affirmative benefits.” Upon closing, the Merger will bring local consumers $120 million over four years in rate discounts and will provide rate certainty for consumers through the end of 2010. As part of a settlement that led to PaPUC approval, PECO Energy Company (“PECO”) committed substantial funding for alternative energy and environmental projects, economic development, and expanded outreach and assistance for low-income customers. The company has also made commitments for enhanced customer service and reliability, and pledges for maintaining its Philadelphia headquarters, charitable giving, and employment.
B.	Motion to Intervene and Comments of the New Jersey Board of Public Utilities and Comments and Request for Hearing of the City of Philadelphia and Philadelphia Gas Works
     Applicants recognize that some parties to the pending case oppose Commission action to approve the Merger at this time, and agree that action on the Merger itself would be premature. Applicants are not aware, however, of any opposition to action on the limited request for tax relief.
     As the New Jersey Board of Public Utilities (“NJBPU”) notes in its pleading, “The uncontested facts demonstrate the need for substantial divestiture and mitigation of unequivocal market power in concentrated markets.” Further, the NJBPU states that it, “in principle, has no objections to any units receiving more favorable tax treatment.” The NJBPU urges that any order issued in this matter be narrowly drawn and have no preemptive or preclusive effect on a subsequent NJBPU determination:
In the event the Commission determines that it has authority to issue an Order in this matter in the absence of other approvals by state and federal agencies, the NJBPU urges that any such Order be limited and narrowly tailored to issuance of authorizations only to the extent necessary to preserve potential tax savings should the Transaction ultimately receive all requisite approvals. Furthermore, any such Order should make it clear that such Order is subject to receiving final NJBPU approval of the Transaction and that NJBPU’s statutory authority is in no way preempted by or otherwise intended to be adversely impacted by the Commission’s decision.
Applicants accept these conditions and undertake not to assert that anything in this Commission’s actions will bind, preclude or otherwise preempt the State’s determination. To the contrary, if the NJBPU does not approve the Merger, the transactions will not close and this Commission’s order will be of no consequence.
     The City of Philadelphia and Philadelphia Gas Works have filed an intervention that raises issues concerning the gas operations of Exelon and PECO. As the intervenors note, these issues also have been raised in other forums, “specifically, Federal Energy Regulatory Commission (‘FERC’) Docket No. EC05-43-000, Pennsylvania (‘PPUC’) Docket No. A-110550F0160, and New Jersey Board of Public Utilities (‘NJBPU’) Docket No. EM05020106” and, in fact, the PaPUC has instituted a separate proceeding to deal with the intervenors’ issues. The City of Philadelphia and Philadelphia Gas Works do not, however, raise any issues relating to the request before this Commission for approval of the Section 11(e) plan.

C.	Letter to Chairman Cox and Commissioners
     On January 27, 2006, the Chairmen of Exelon and PSEG sent a letter to Chairman Cox and the Commissioners requesting that the Commission issue a very narrow, focused order that would enable the surviving company in the Merger to defer taxation on gains associated with the government-mandated divestiture of generation. The text of the letter, which was sent to all of the intervenors, is as follows:
January 27, 2006
Hon. Christopher Cox, Chairman
Hon. Cynthia A. Glassman, Commissioner
Hon. Paul S. Atkins, Commissioner
Hon. Roel C. Campos, Commissioner
Hon. Annette L. Nazareth, Commissioner
Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549
Re: Exelon Corporation, et al. (SEC File No. 70-10294)
     Dear Mr. Chairman and Commissioners:
     We are writing on behalf of Exelon Corporation and Public Service Enterprise Group Incorporated to request the Commission to act in this matter prior to February 8, 2006, the effective date of repeal of the Public Utility Holding Company Act of 1935 (“PUHCA”). Our request is simple: we are asking the Commission to issue a very narrow, focused order that would enable the surviving company to defer taxation on gains associated with a government-mandated divestiture of generating assets. Although the filing relates to the proposed merger of Exelon Corporation and Public Service Enterprise Group Incorporated, we are not asking the Commission to approve the merger at this time.
     Our request is consistent with the intent of Congress that companies required by the government to divest assets not be economically penalized in doing so. Congress has provided for these benefits under Section 1081 of the Internal Revenue Code, one of a series of tax provisions intended to mitigate the “taking” component of a government-mandated divestiture. In this matter, the sale of 4,000 MW of electric generation has already been ordered by the Federal Energy Regulatory Commission (“FERC”). In order for the tax relief to be granted, we need approval by both this Commission and the Internal Revenue Service.
     For many years, this Commission has paid “watchful deference” to any market power measures, including divestiture mandated by FERC. In this particular case, the Commission will not have an opportunity to act on the pending merger application before PUHCA repeal is effective. Recognizing this possibility, Congress expressly provided for the continued availability of Section 1081 tax benefits in circumstances such as ours, where, notwithstanding the preexisting obligation (in this case, the FERC issued its order on July 1, 2005), the actual divestiture will not take place until after the effective date of repeal. 1

[1]	See section 1271(c) of the Energy Policy Act of 2005 (“Tax treatment under section 1081 of the [Internal Revenue Code] as a result of transactions ordered in compliance with the [Act] shall not be affected in any manner due to the repeal of that Act and the enactment of the Public Utility Holding Company Act of 2005.”).

     We recognize that some parties to the pending case oppose SEC action to approve the merger at this time. We agree that action on the merger itself would be premature. We are not aware, however, of any opposition to action on the limited request for tax relief. As the New Jersey Board of Public Utilities (NJBPU) notes in its pleading, “The uncontested facts demonstrate the need for substantial divestiture and mitigation of unequivocal market power in concentrated markets.” Further, the NJBPU states that it, “in principle, has no objections to any units receiving more favorable tax treatment.” The NJBPU urges that any order issued in this matter be narrowly drawn and have no preemptive or preclusive effect on a subsequent NJBPU determination:
In the event the Commission determines that it has authority to issue an Order in this matter in the absence of other approvals by state and federal agencies, the NJBPU urges that any such Order be limited and narrowly tailored to issuance of authorizations only to the extent necessary to preserve potential tax savings should the Transaction ultimately receive all requisite approvals. Furthermore, any such Order should make it clear that such Order is subject to receiving final NJBPU approval of the Transaction and that NJBPU’s statutory authority is in no way preempted by or otherwise intended to be adversely impacted by the Commission’s decision.
We accept these conditions. We note further that nothing in this Commission’s actions will bind, preclude or otherwise preempt the State’s determination. To the contrary, if the NJBPU does not approve the merger, the transactions will not close and this Commission’s order will be of no consequence.
     Comments and a request for hearing have also been filed jointly by the City of Philadelphia and Philadelphia Gas Works. The Philadelphia submission raised numerous issues previously raised in other regulatory proceedings. None of these issues is relevant to the narrow order we are requesting to preserve available tax benefits.
     We believe that we have demonstrated an ample basis in law and in fact for the Commission to grant the requested relief. Further, we have been advised by the SEC Staff that they have “absolutely no problem” with the merger as such. Congress has seen fit not to penalize companies in circumstances such as ours. The congressional intent, however, is not self-executing. We need and ask your help in issuing the requested order.
     We urgently request the Commission to act prior to February 8, 2006 when PUHCA repeal is effective to provide the requested tax relief. Otherwise, this intended benefit will be lost.

Sincerely,

John W. Rowe	E. James Ferland
Chairman of the Board, President	Chairman of the Board, President
and Chief Executive Officer	and Chief Executive Officer
Exelon Corporation	Public Service Enterprise Group Incorporated
P. O. Box 805398	80 Park Plaza
Chicago, Illinois 60680-5398	Newark, NJ 07102

D.	Proposed Draft Order
     In view of the time constraints faced by the Commission, with PUHCA repeal effective one week from today, Applicants are submitting the following proposed draft order for the Commission’s review in order to facilitate timely Commission action:
SECURITIES AND EXCHANGE COMMISSION
(Release No. 35-___; 70-10294)
Exelon Corporation, et al.
Order Approving Plan Submitted Pursuant to Section 11(e) of the Public Utility Holding Company Act of 1935, and Reserving Jurisdiction
February ___, 2005
     Exelon Corporation (“Exelon”) and its subsidiary companies, Commonwealth Edison Company, Exelon Energy Delivery Company, LLC, Exelon Business Services Company, Exelon Ventures Company, LLC (“Ventures”), PECO Energy Company and Exelon Generation Company, LLC (“Exelon Generation”), and their subsidiary companies (together, the “Exelon Companies”), and Public Service Enterprise Group Incorporated (“PSEG”), and its subsidiary companies, Public Service Electric and Gas Company, PSEG Power LLC (“Power”), PSEG Energy Holdings L.L.C., PSEG Services Corporation and their subsidiaries (together, the “PSEG Companies” and, together with the Exelon Companies, the “Applicants”) have filed with the Securities and Exchange Commission (“Commission”) an application-declaration, as amended, (“Application”) under Sections 6(a), 7, 8, 9, 10, 11(b), 11(e), 12, 13, 32 and 33 of the Public Utility Holding Company Act of 1935 (the “1935 Act” or “Act”) for authority to engage in various transactions related to the merger of Exelon and PSEG (the “Merger”). The Commission issued a notice of the Application on December 30, 2005. A Motion to Intervene and Comments were filed by the New Jersey Board of Public Utilities, and Comments and Request for Hearing were filed by the City of Philadelphia and Philadelphia Gas Works.
     For the reasons that follow, the Commission hereby approves Applicants’ proposal pursuant to Section 11(e) of the Act (the “Section 11(e) Plan” or “Plan”) to divest certain assets in mitigation of market power concerns that might otherwise be raised by the Merger. The Commission reserves jurisdiction over the remainder of Applicants’ requests.
I.	Background
     At the time the Merger was announced, Applicants noted that, absent divestiture of a large amount of generation, the Merger could create significant market power concerns. To that end, Applicants proposed, and the Federal Energy Regulatory Commission (“FERC”) accepted, a mitigation plan (the “Mitigation Plan”) to address FERC requirements for competitive markets. A substantial part of the Mitigation Pan is the proposed “very substantial divestiture of generation,” including the divestiture by sale of 4000 MW of generation. See Order Authorizing Merger under Section 203 of the Federal Power Act, 112 FERC 61,011 (July 1, 2005) (the “FERC Merger Order”). In December, 2005, the FERC affirmed its decision. In addressing the arguments raised on rehearing, the FERC emphasized that the proposed merger included mitigation measures to curb any competitive harm that might arise from the utilities’ merger through “substantial divestiture of generation and several compliance filings.” 2 Applicants propose to effect the Divestiture pursuant to a voluntary plan under Section 11(e) of the Act.
     Applicants had previously asked the Commission to approve the Merger and related transactions. In view of the imminence of repeal, Applicants have amended their Application to request instead that the Commission issue a very narrow, focused order that would enable the surviving company to defer taxation

[2]	Exhibit G-4 to the Application is a listing of generation facilities subject to divestiture as initially proposed by Exelon and PSEG (1,000 MW of peaking capacity and a total of 1,900 MW of mid-merit capacity of which 550 MW would be coal-fired). Subsequent to filing the Application, the proposed Generation Divestiture was expanded by an additional 1,100 MW for the total divestiture as approved in the FERC Merger Order of 6,600 MW (in a combination of divestiture by sale and “virtual” divestiture) and certain other generation facilities were added to the list subject to divestiture. See Exhibit G-4.1 for the final list of the facilities that may be subject to the Generation Divestiture.

on gains associated with a government-mandated divestiture of generating assets. 3 Specifically, Applicants seek to qualify for relief under section 1081 of the Internal Revenue Code of 1986, as amended (“Code”). Applicants believe that the net present value of the tax relief would exceed $100 million.
     Applicants acknowledge that the proposed Section 11(e) Plan is forward-looking and contingent on events that will take place, if at all, only after the effective date of repeal. They note, in support of their request, that: section 1271(c) of the Energy Policy Act of 2005, which expressly provides that: “Tax treatment under section 1081 of the [Code] as a result of transactions ordered in compliance with the [Act] shall not be affected in any manner due to the repeal of that Act and the enactment of the Public Utility Holding Company Act of 2005.” 4
     Applicants acknowledge that an order on the Section 11(e) Plan does not constitute Commission approval of the Merger itself. They note that the Merger will continue to be subject to the approval of the New Jersey Board of Public Utilities (“NJBPU”) and undertake not to assert that the NJBPU’s statutory authority is in any preempted or otherwise adversely impacted by this Commission’s decision.
II.	Divestiture Transactions
     In order to maximize the amount a buyer would be willing to pay for the Subject Assets, defined below, the Applicants are considering alternative options for effecting the disposition by sale of the subject electric generating assets (the “Subject Assets”), as required by the Generation Divestiture. Subsequent to the Merger but prior to the implementation of any of the options set forth below, Exelon would cause assets owned by PSEG Fossil LLC, an indirect wholly-owned subsidiary of PSEG, to be transferred to Exelon Generation (the “Consolidating Transfers”). Pursuant to Option 2 described below, an internal restructuring would occur immediately prior to the disposition of the Subject Assets to the buyer that would change the ownership structure of the Subject Assets. The particular tax characteristics of the sale of a generating unit, including the buyer’s desired business and tax structures, would determine which option would be utilized. Because there are likely to be multiple buyers of the Subject Assets (each such buyer a “Third Party”), the Applicants may utilize either of the disposition options to effectuate the sale of the Subject Assets to each Third Party (the disposition to each such Third Party is referred to herein as a “Divestiture Transaction”). Each of the Subject Assets would be acquired pursuant to each Divestiture Transaction in exchange for cash and/or notes (the “Transfer Consideration”).
     Option 1: Each sale of assets from the list in Exhibit G-13 would be accomplished by a sale from Exelon Generation to a Third Party pursuant to the Divestiture Transaction in exchange for the Transfer Consideration. Exelon Generation may distribute to Exelon (via Ventures) the Transfer Consideration received.

[3]	On Monday, August 8, 2005, the Energy Policy Act of 2005 (H.R. 6, 109th Cong.) was signed by the President and became law, Pub.L. 109-58. Title XII of the Energy Policy Act is the Electricity Modernization Act of 2005 (the “Modernization Act”). Subtitle F of the Modernization Act, the Public Utility Holding Company Act of 2005 (“PUHCA 2005”) repeals the 1935 Act, effective six months after the date of enactment (February 8, 2006 or the “Effective Date”).

[4]	In addition, Congress has passed legislation (HR 4440) that includes technical corrections that, among other things, repeal Section 1081 prospectively. The technical explanation of the Senate bill contains the following description regarding the technical correction dealing with the 1935 Act and Section 1081 repeal:

Repeal of the Public Utility Holding Company Act of 1935 (Act sec. 1263). The provision repeals sections 1081-1083 of the Code (relating to exchanges in obedience to SEC orders) to conform to the repeal of the Public Utility Holding Company Act of 1935. The repeal does not apply to any exchange, expenditure, investment, distribution, or sale made in obedience to an order of the Securities and Exchange Commission.

Id. at p. 75.

     Option 2: Each sale of assets from the list in Exhibit G-14 would be accomplished by a sale from Exelon Generation, in exchange for an amount of cash equal to the Transfer Consideration, to the corporation wholly-owned by Ventures that is listed as the “Acquiring Sub” next to that asset in Exhibit G-14. Exelon Generation may distribute to Exelon (via Ventures) the cash received. Ventures would then sell all of the interests in the Acquiring Sub to the Third Party in exchange for the Transfer Consideration.
     The particulars of the option selected for each Divestiture Transaction would be specified in the applicable post-Merger FERC Compliance Filing. All of the steps outlined in Options 2 and 3 above (including the internal restructurings) could occur simultaneously.
III.	Analysis
A.	Section 11 Analysis
     Applicants propose to effect the Generation Divestiture pursuant to a voluntary plan under Section 11(e) of the Act. Section 11(e) of the Act provides a voluntary means for complying with Section 11(b) of the Act. The United States Supreme Court, in American Power Co. v. SEC, 329 U.S. 90, 119 (1946), noted that: “Section 11(e) merely permits the holding companies to formulate their own programs for compliance with § 11(b)(1) or to submit plans in conformity with prior Commission orders under § 11(b), . . . .” To approve a Section 11(e) plan, the Commission must determine, after notice and opportunity for hearing, that the plan is both “necessary to effectuate the provisions of” Section 11(b), and “fair and equitable to the persons affected by such plan.” Northeast Utilities, Holding Co. Act Release No. 24908 (June 22, 1989), citing Valley Gas Co., 40 S.E.C. 162, 167 (Aug. 10, 1960).
(1)	Necessity for Plan
     The Commission has found that “[a] plan is ‘necessary’ within the meaning of section 11(e), . .. . if it accomplishes the objectives required by section 11(b) in an appropriate manner.” Midland Utilities, 24 S.E.C. 463, 475 (1946). Applicants assert that the Divestiture, which has been approved by the FERC as an appropriate means of market power mitigation, fits squarely within the stated goals of Section 11(b) by ensuring that the resulting electric-utility system not be “so large as to impair . . . the effectiveness of regulation.”
     In its July 1, 2005 order approving the Merger, the FERC determined that a “very substantial divestiture of generation,” including the divestiture by sale of 4,000 MW of generating capacity, was necessary to address potential anticompetitive consequences of the Merger. The Commission has long believed, and the courts have agreed, that it is appropriate for the Commission to “look to” or “watchfully” defer to the expertise of the FERC in matters such as these, involving the operation and regulation of competitive energy markets. See Madison Gas & Electric Co. v. SEC, 168 F.3d 1337, 1341-42 (D.C. 1999) (“when the SEC and another regulatory agency both have jurisdiction over a particular transaction, the SEC may ‘watchfully defer[]’ to the proceedings held before - and the result reached by — that other agency”), citing City of Holyoke Gas & Electric Department v. SEC, 972 F.2d 358 (D.C. Cir. 1992). In the ordinary course of its merger review, the Commission would “watchfully defer” to the FERC’s action, including the need for divestiture, for purposes of its findings under Section 10(b)(1) of the 1935 Act that the Merger not result in a “concentration of control of public-utility companies, of a kind or to an extent detrimental to the public interest or the interest of investors or consumers.”
     The Commission’s findings under Sections 10 and 11 of the 1935 Act are closely linked. “Sections 9 and 10 are preventive in purpose. Their essential function is to avoid recreating, by acquisition, what Section 11(b) was designed to undo or eliminate.” Public Service Company of Oklahoma, Holding Co. Act Release 19090 (July 17, 1975). The Commission has explained that “Section 10, in particular was intended to prevent acquisitions which would be ‘attended by the evils which have featured the past growth of holding companies.’” American Electric Power Company, Inc., Holding Co. Act Release No. 20633 (July 21, 1978) (footnotes omitted). Chief among those “evils” was “lack of effective regulation.” Section 1(b)(5) of the Act.

     The Federal Power Act and the 1935 Act are coordinate titles of the Public Utility Act of 1935. Responsibility, sometimes overlapping, was allocated between the two agencies with the goal of ensuring “effective public regulation” of the utility industry. The legislative history makes clear that the purpose of Section 11 of the Act “is simply to provide a mechanism to create conditions under which effective Federal and State regulation will be possible.” S. Rep. No. 621, 74th Cong., 1st Sess. 11 (1935) (Report of Senator Wheeler from the Committee on Interstate Commerce). In this regard, Section 11 “is therefore the very heart of the title,” and its requirements, including the continuing obligation of the Commission to enforce integration standards, are “most essential to the accomplishment of the purposes of the Act.” Id.
     Developments in recent years, in particular, the development of competitive wholesale energy markets under the stewardship of the FERC represent an important reason why market power — as well as geographic expanse — is an important factor in determining whether an electric-utility system is, in fact, so “large” as to impair the effectiveness of regulation. In this regard, the Divestiture that is necessary and appropriate to “avert the process of concentration of power” for purposes of Section 10(b)(1) is similarly necessary and appropriate to ensure that the acquisition that is the subject of the Section 10 review does not result in a system that is “so large . . . as to impair the effectiveness of regulation” for purposes of Section 11(b), by reference to Section 2(a)(29). Accordingly, we find that Applicants’ Divestiture plan is “necessary” within the meaning of Section 11(e).
(2)	Fairness
     As noted above, before the Commission may approve the Plan, it must also find that the provisions of the proposed Plan are “fair and equitable to the persons affected by such plan,” namely, the shareholders of Exelon and PSEG. The securities of these companies are publicly held and are registered under the Securities Act of 1933. Both Exelon and PSEG are subject to the continuous disclosure requirements of the Securities Exchange Act of 1934. The sale of generation pursuant to the Mitigation Plan will be to third parties in arms’-length transactions.
     Applicants note that if, for some reason, the Merger does not close, the order approving the Section 11(e) Plan will be of no effect. If, however, as Applicants anticipate, the Merger does close in the first half of 2006, Applicants state that the tax deferrals will contribute to the financial health of the merged company and so be in the “public interest” for purposes of the Act. Similarly, although the 1935 Act does not provide extra protection for shareholders of registered holding companies, the tax deferrals will clearly be beneficial to the interest of investors and, by bolstering the financial health of the merged company, similarly beneficial to the interests of consumers. 5
     The Commission finds, in light of the foregoing and the entire record before it, that the Plan is “fair and equitable” to the persons affected thereby.
B.	Section 1081 Findings
     Applicants state that Code section 1081 and related provisions are intended to mitigate the “taking” component of a government-mandated divestiture.
     Code section 1081(b)(1) provides for the nonrecognition of gain or loss from a sale or exchange of property made in obedience to a Commission order; however, gain will not be recognized only to the extent that it can be (and is) applied to reduce the basis of the transferor’s remaining assets as provided in Code

[5]	See Southern Company, Holding Co. Act Release No. 25639 (Sept. 23, 1992) (finding that concerns with respect to the interest of investors “have been largely addressed by developments in the federal securities laws and in the securities markets themselves”).

section 1082(a)(2). In the event that the transferor receives “nonexempt property” in the exchange, 6 Code section 1081(b)(2) mandates that gain be recognized unless, within 24 months of the exchange, the transferor uses the nonexempt property to acquire property other than nonexempt property or invests the nonexempt property in accordance with that paragraph, and an order of the Commission recites that such expenditure or investment is necessary or appropriate to the integration or simplification of the transferor’s holding company system.
     Code section 1081(d) provides for the nonrecognition of gain or loss from certain intercompany transactions between members of the same system group if such transactions are made in obedience to a Commission order. System group is defined in Code section 1083(d) to include, as a general matter, corporations connected by common ownership with at least 90 percent of each class of stock of the corporations owned by other members of the system group.
     Applicants have requested that the order of the Commission on this Application: (i) recite that the sale or disposition of generating units as part of the Generation Transactions is necessary or appropriate to the integration or simplification of the post-Merger Exelon holding company system and to effectuate the provisions of Section 11(b) of the Act; and (ii) require post-Merger Exelon to take appropriate actions to cause its direct and indirect subsidiaries, as the case may be, to complete the Generation Divestiture as required in order to comply with the FERC Merger Order. 7
     In particular, the Applicants request that the Commission include the following in its order:
     The transfer of the assets listed in Exhibit G-11 from PSEG Fossil to PSEG Power, followed by the transfer of the interests in PSEG Power by Exelon to Ventures and then by Ventures to Exelon Generation, followed by the transfer of the assets listed in Exhibit G-11 by PSEG Power to Exelon Generation, are found to be necessary or appropriate to the integration or simplification of the post-Merger Exelon holding company system and to effectuate the provisions of Section 11(b) of the Act; and Exelon shall cause PSEG Fossil to transfer to PSEG Power the assets listed in Exhibit G-11, followed by the transfer of the interests in PSEG Power by Exelon to Ventures and then by Ventures to Exelon Generation, followed by the transfer of the assets listed in Exhibit G-11 from PSEG Power to Exelon Generation, in exchange for cash and/or notes (the notes referred to as the “Consolidation Notes”) in accordance with section 1081(d) of the Code.
     Each sale of the assets listed in Exhibit G-13 from Exelon Generation to a Third Party is found to be necessary or appropriate to the integration or simplification of the post-Merger Exelon holding company system and to effectuate the provisions of Section 11(b) of the Act; each sale of the assets listed in Exhibit G-13 by Exelon Generation shall be made to the Third Party in exchange for cash and/or notes in accordance with section 1081(b)(1) of the Code; and to the extent that the cash and/or notes received in such sale constitutes “nonexempt property,” Exelon shall cause such proceeds to be reinvested within 24 months of the divestiture date in a manner that complies with section 1081(b)(2) of the Code, which includes the satisfaction by Exelon Generation of the Consolidation Notes.
     Each sale of the assets listed in Exhibit G-14 from Exelon Generation to the corporation wholly-owned by Ventures that is listed as the “Acquiring Sub” next to that specific asset in Exhibit G-14,

[6]	The term “nonexempt property” is defined in Code section 1083(e) to include, among other things, cash and indebtedness of the transferor that is cancelled or assumed by the purchaser in the exchange.

[7]	The Commission has issued a number of orders making similar Section 1081-related tax recitals in connection with other divestitures in compliance with orders under Section 11(b)(1) of the Act in furtherance of voluntary Section 11(e) plans. See, e.g., Ameren Corp., Holding Company Act Release No. 27645 (January 29, 2003); KeySpan Corp., Holding Company Act Release No. 27541 (June 19, 2002); NiSource, Inc., Holding Company Act Release No. 27525 (April 29, 2002) and Progress Energy, Inc., Holding Company Act Release No. 27444 (Sept. 26, 2001).

followed by each sale of such Acquiring Sub stock by Ventures to a Third Party, are found to be necessary or appropriate to the integration or simplification of the post-Merger Exelon holding company system and to effectuate the provisions of Section 11(b) of the Act; each sale of the assets listed in Exhibit G-14 by Exelon Generation shall be to the corporation wholly-owned by Ventures that is listed as the “Acquiring Sub” next to that specific asset in Exhibit G-14 in exchange for cash in accordance with section 1081(d) of the Code, and shall be followed by the sale of such Acquiring Sub stock by Ventures to a Third Party in exchange for cash and/or notes in accordance with section 1081(b) of the Code; and to the extent that the cash and/or notes received in the sale of the Acquiring Sub stock to the Third Party constitutes “nonexempt property,” Exelon shall cause such proceeds to be reinvested within 24 months of the divestiture date in a manner that complies with section 1081(b)(2) of the Code, which includes the satisfaction by Exelon Generation of the Consolidation Notes.
     Each distribution by Exelon Generation to Ventures, followed by each distribution by Ventures to Exelon, of the cash and/or notes received by Exelon Generation on the sale of the assets listed in Exhibit G-13 to a Third Party or the assets listed in Exhibit G-14 to an Acquiring Sub, and each distribution from Ventures to Exelon of the cash and/or notes received on the sale of the stock of Acquiring Sub to a Third Party, are found to be necessary or appropriate to the integration or simplification of the post-Merger Exelon holding company system and to effectuate the provisions of Section 11(b) of the Act; and each distribution by Exelon Generation of the cash and/or notes received by Exelon Generation on the sale of the assets listed in Exhibit G-13 to a Third Party or the assets listed in Exhibit G-14 to an Acquiring Sub shall be made to Ventures in accordance with section 1081(d) of the Code, each distribution by Ventures of such cash and/or notes shall be made to Exelon in accordance with section 1081(d) of the Code, and each distribution by Ventures of the cash and/or notes received on the sale of the Acquiring Sub stock to a Third Party shall be made to Exelon in accordance with section 1081(d) of the Code.
C.	Other Applicable Standards of the Act
     The sale of utility assets generally requires prior Commission approval under Section 12(d) of the Act and Rule 44 thereunder. The legislative history explains that:
Subsection (d) prohibits registered holding companies from disposing of their assets and securities in contravention of the rules and regulations of the Commission regarding costs, accounts, competitive bidding, fees, disclosure of interest, and similar matters so that both the investor and the underlying properties may be protected in the reorganization of systems. This section is essential to prevent piecemeal evasion of the reorganization safeguards set up in Section 11 and to prevent the sacrifice of the investor’s equity. Far from forcing the sacrifice of the investor’s equity, the bill deliberately safeguards it.
     Applicants represent that the Divestiture Transaction will not take place until after the effective date of repeal of the Act and so, no approvals may be required for the disposition of the utility assets. Further, it is our understanding that the subject assets will be sold to third parties in arm’s-length transactions and so, the Divestiture Transaction would not appear to implicate the policy concerns underlying Section 12(d).
D.	Implementation of the Plan
     Applicants undertake the following:
     (i) notwithstanding the effectiveness of repeal of the Act, from and after the Effective Date, to comply with the Commission’s order to divest control, securities or other assets and for other action by a company and/or subsidiary company thereof for the purpose of enabling the company or any subsidiary company thereof to comply with the provisions of subsections (b) and (e) of Section 11 of the Act (an “Implementation Order”) as to each and every condition ordered in the Implementation Order to the extent, but only to the extent, that such conditions also remain required pursuant to an order of the FERC or an order of any State or other Federal commission or an order of any State or Federal court; and

     (ii) to submit to the authority of the FERC, from and after the Effective Date, in respect of such aspects of the Implementation Order that remain in force and effect (including, but without limitation, full power and authority to amend or change the surviving provisions of the Implementation Order as FERC may deem necessary or appropriate in the circumstances).
     The Applicants consent and agree that consummation by them of the Merger shall constitute their acceptance of the survival of this Implementation Order for purposes of Section 1271(c) of the Energy Policy Act of 2005 and Section 1081 of the Internal Revenue Code of 1986, as amended, notwithstanding the effectiveness of the repeal of the 1935 Act.
IV.	Motion to Intervene and Comments of the New Jersey Board of Public Utilities and Comments and Request for Hearing of the City of Philadelphia and Philadelphia Gas Works
     Interventions have been filed by the New Jersey Board of Public Utilities (“NJBPU”) and the City of Philadelphia and Philadelphia Gas Works. The intervenors request that the Commission not act to approve the Merger at this time. Applicants agree that action on the Merger itself would be premature and have amended their Application to seek only the findings needed to support the section 1081 tax relief. There does not appear to be any opposition to Commission action in respect of the limited request for tax relief.
     As the NJBPU notes in its pleading, “The uncontested facts demonstrate the need for substantial divestiture and mitigation of unequivocal market power in concentrated markets.” Further, the NJBPU states that it, “in principle, has no objections to any units receiving more favorable tax treatment.” The NJBPU urges that any order issued in this matter be narrowly drawn and have no preemptive or preclusive effect on a subsequent NJBPU determination:
In the event the Commission determines that it has authority to issue an Order in this matter in the absence of other approvals by state and federal agencies, the NJBPU urges that any such Order be limited and narrowly tailored to issuance of authorizations only to the extent necessary to preserve potential tax savings should the Transaction ultimately receive all requisite approvals. Furthermore, any such Order should make it clear that such Order is subject to receiving final NJBPU approval of the Transaction and that NJBPU’s statutory authority is in no way preempted by or otherwise intended to be adversely impacted by the Commission’s decision.
Applicants accept these conditions and undertake not to assert that anything in this Commission’s actions will bind, preclude or otherwise preempt the State’s determination. To the contrary, if the NJBPU does not approve the Merger, the transactions will not close and this Commission’s order will be of no consequence.
     The City of Philadelphia and Philadelphia Gas Works have filed an intervention that raises issues concerning the gas operations of Exelon and PECO. As the intervenors note, these issues also have been raised in other forums, “specifically, Federal Energy Regulatory Commission (‘FERC’) Docket No. EC05-43-000, Pennsylvania (‘PPUC’) Docket No. A-110550F0160, and New Jersey Board of Public Utilities (‘NJBPU’) Docket No. EM05020106” and, in fact, the PaPUC has instituted a separate proceeding to deal with the intervenors’ issues. The City of Philadelphia and Philadelphia Gas Works do not, however, raise any issues relating to the request before this Commission for approval of the Section 11(e) plan.
V.	Conclusion
     The Commission has carefully examined the Plan filed by Applicants. In our discussion, we articulated the applicable standards of the Act and concluded in each instance that the Plan is consistent with those standards. Upon the basis of the facts in the record, the Commission finds that the Plan is necessary to effectuate the provisions of Section 11(b) of the Act, and fair and equitable to the persons affected thereby and so, approves the Plan. The Commission hereby reserves jurisdiction over the remainder of Applicants’ requests pending completion of the record.

Item 6. Exhibits and Financial Statements

G-15	Response to Staff Questions Concerning Request for Order Approving Proposed Divestiture under Section 11(e) of the Public Utility Holding Company Act of 1935, memorandum dated January 6, 2006.
SIGNATURES
     Pursuant to the requirements of the Public Utility Holding Company Act of 1935, each of the undersigned companies has duly caused this amended Application/Declaration to be signed on its behalf by the undersigned thereunto duly authorized.
Date: February 1, 2006

Public Service Enterprise Group Incorporated	Exelon Corporation

Public Service Electric and Gas Company*	Exelon Energy Delivery Company, LLC*
PSEG Power LLC*	Exelon Business Services Company*
PSEG Energy Holdings L.L.C.*	Exelon Ventures, LLC*
PSEG Service Corporation	10 South Dearborn Street
80 Park Plaza	37th Floor
Newark, New Jersey 07102	Chicago, Illinois 60603
PECO Energy Company*
* Including one or more subsidiaries	2301 Market Street
Philadelphia, Pennsylvania 19101
Exelon Generation Company, LLC*
300 Exelon Way
Kennett Square, Pennsylvania 19348

* Including one or more subsidiaries

By Public Service Enterprise Group Incorporated	By Exelon Corporation

By: Name:	/s/ R. Edwin Selover R. Edwin Selover	By: Name:	/s/ Elizabeth A. Moler Elizabeth A. Moler
Title:	Senior Vice President and General	Title:	Executive Vice President
	Counsel Public Service Enterprise Group		Government and Environmental Affairs and Public Policy
	Incorporated		Exelon Corporation
	80 Park Plaza		101 Constitution Avenue, NW
	Newark, New Jersey 07102		Suite 400 East
Washington, DC 20001

Commonwealth Edison Company*
10 South Dearborn Street
37th Floor
Chicago, Illinois 60603

*Including one or more subsidiaries

By Commonwealth Edison Company

By: Name:	/s/ J. Barry Mitchell J. Barry Mitchell
Title:	President
One Financial Place
440 South LaSalle
Suite 3300
Chicago, Illinois 60605